April 29, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Ganley
Senior Counsel

Re:	Nuveen Dividend Advantage Municipal Fund (the “Registrant”);
File No. 333-210112

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. during the week of April 25, 2016 with respect to the Registrant’s Pre-Effective Amendment No. 1 to Form N-14 filed on April 20, 2016 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Premium Income Municipal Fund, Inc. (“Premium Income”), Nuveen Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen Select Quality Municipal Fund, Inc. (“Select Quality”) and Nuveen Premier Municipal Income Fund, Inc. (“Premier Income” and together with Premium Income, Investment Quality and Select Quality, the “Target Funds” or each individually, a “Target Fund”) into the Registrant (each, a “Reorganization” and together, the “Reorganizations”). The Registrant and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing its definitive Joint Proxy Statement/Prospectus and Statement of Additional Information pursuant to Rule 497 concurrently herewith to address the comments of the staff and to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information.

(1)	Comment: In the last bullet point in the answer to the question “What are the anticipated benefits of the proposed Reorganizations to common shareholders?”

U.S. Securities and Exchange Commission

April 29, 2016

in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, please specify which Funds’ total expenses, including the costs of leverage, are expected to increase.

Response: The Registrant has revised the disclosure to state the following in response to the staff’s comment:

“Lower fund operating expenses excluding the costs of leverage for all Funds, as certain fixed costs are spread over a larger asset base (as discussed in more detail below, total expenses including leverage are expected to be slightly higher for the Acquiring Fund and Premium Income due to increased leverage).”

(2)

Comment:         In the answer to the question “How will the Reorganizations impact fees and expenses?” in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, please make formatting or other changes to make the disclosure easier to understand.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(3)

Comment:         Given that each Fund has leverage, the staff believes that the table in footnote (2) to the Comparative Fee Table that presents operating expenses (i.e., total expenses excluding the costs of leverage) should be removed.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt